Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES 2012 CAPITAL PROGRAM

(Calgary, January 24, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce a $625 million capital program for 2012.

Building on the successes achieved in 2011, the 2012 capital program will focus on the development of oil and liquids rich gas plays in three key areas: Swan Hills light oil, the Lindbergh steam assisted gravity drainage (SAGD) pilot project, and Olds area liquids rich gas. The 2012 capital program represents a three percent increase from the estimated 2011 capital program. Execution of the 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 barrels of oil equivalent (boe) per day, an increase of approximately two percent from our estimated full year 2011 average production of 74,000 boe per day. Our average production estimate for 2012 excludes any production associated with the Lindbergh pilot project.

We are also pleased to announce that we have exited 2011 with production of approximately 76,500 boe per day, at the high end of guidance.  Exit production for 2012 is expected to be approximately 78,000 boe per day, a two percent increase from our 2011 exit rate.

Highlights of the 2012 capital program include:

•	100 percent of the drilling and completions program is focused on oil and liquids rich gas projects.
•	Liquids as a percentage of production are expected to increase from 51 percent to 54 percent.
•	The majority of planned operated projects have forecasted recycle ratios in excess of 2.3 times.
•	Production is expected to increase year-over-year by approximately two percent.
•	Capital expenditures and cash dividends will be balanced by cash flow and select non-core asset dispositions.
•	The Lindbergh pilot project is expected to have first steam injected by the end of January.
•	$59 million of capital is being directed to the Lindbergh project, prior to commercial production.

Our 2012 capital program is designed to allow Pengrowth to live within cash flow. The capital program will be primarily funded from operating cash flows and will be supplemented with approximately $200 million of proceeds made up of the sale of non-core assets, our dividend reinvestment plan (DRIP) and the disposition of our equity position in an un-related third party business. We have recently introduced an enhanced Premium DividendTM program available to Canadian shareholders intended to further enhance funds received monthly from this program. Details on both of our DRIP and the Premium DividendTM program can be found at http://www.pengrowth.com/investors/drip_information/.

Capital Allocation
Budgeted
Area	$million
Swan Hills	255
Olds	85
Lindbergh	59
Bodo	35
Other Conventional/Unconventional	53
Operated Drill, Complete, Equip & Tie-In	$487
Non-Operated Drill Complete, Equip & Tie-In	60
Facilities Maintenance	42
Land, Seismic, Studies & IT	36
Total Capital	$625

100 percent of the drilling and completions components of our 2012 capital program are focused on oil and liquids rich gas projects. These operated projects have recycle ratios in excess of 2.3 times and are expected to result in an increase in the liquids percentage of our production from 51 percent to 54 percent, and overall production growth of two percent in 2012.

Over 40 percent of our 2012 capital program is targeted towards development activities at our Swan Hills light oil play. Approximately $59 million will be spent at Lindbergh in 2012 on the pilot and the drilling of additional core holes to delineate the pool and prepare for the commercial phase of development. Capital has also been allocated to our Olds area, where we plan to spend approximately $85 million to drill up to 16 wells in 2012.

Core Focus Areas

Swan Hills (Tight Carbonates)

In 2012, $255 million is budgeted to be spent on operated light oil and liquids rich gas plays in the Swan Hills area. We have had significant success utilizing horizontal drilling and multi-stage acid fracturing technology in this area and have identified significant opportunities from our proof-of-concept initiatives.

Our activities at Swan Hills will focus on the development of oil and liquids rich gas plays in four key areas: Carson Creek, the Judy Creek A and Judy Creek B pools, and Virginia Hills. We expect to drill 37 gross (34 net) wells. At Carson Creek, we will continue with the development of our reef gas condensate play which has been a key driver for Pengrowth since 2009. Production from this play is liquids rich gas, with approximately 150 to 180 bbls of liquids/mmcf of gas.  At Judy Creek, we will continue to exploit numerous development opportunities in the 42o API oil, the Judy Creek A and B pools, including new drills, re-entries, recompletions and workovers.  The remainder of our activity will focus on expanding our footprint within the Swan Hills trend by exploiting development opportunities identified at Virginia Hills, where we currently hold 25 gross (17 net) sections of land.

Lindbergh (Steam Assisted Gravity Drainage (SAGD)) Pilot Project

Pengrowth has budgeted $59 million to further the development of our 100 percent owned SAGD project at Lindbergh. First steam on the pilot project is expected to be injected by the end of January. Production from the pilot is expected to increase throughout 2012 to approximately 1,200 boe per day by year-end. Production from the pilot has not been included in our 2012 guidance estimate. It is anticipated that with success, volumes will begin to be included in production and revenue numbers in 2013.

A successful pilot at Lindbergh will provide Pengrowth with the certainty needed to proceed with the development of a 12,500 bbl/d commercial project.  As reported in Pengrowth’s March 8, 2011 Annual Information Form, there are an estimated 6.3 million barrels of Probable and 18.5 million barrels of Probable plus Possible Oil Reserves and an additional Best Estimate Economic Contingent Resource of 193.4 million barrels of oil attributed to the Lindbergh property as at December 31, 2010.

Olds Area (Elkton/Mannville)

The Olds area is characterized by stacked reservoirs with multi-zone potential. Pengrowth has been exploiting several development opportunities over the past two years, including the development of our liquids rich Elkton gas play (50 bbls/mmcf) and more recently, the liquids rich Mannville gas play (90 bbls/mmcf). Approximately $85 million of capital has been allocated to this area in 2012 to drill up to an additional 16 (13 net) wells, of which nine gross wells will target the Elkton and Mannville formations.

Production Volumes

The breakdown of 2012 expected production volumes is set out below:

2012 Production Volumes	Volume/day
Light Oil (bbl per day)	24,500
Heavy Oil (bbl per day)	6,200
Natural Gas Liquids (bbl per day)	10,000
Natural Gas (mcf per day)	208,600
TOTAL VOLUME (boe per day)	75,500	*
*Assumes mid-point of guidance

Pengrowth’s 2012 capital program is designed to deliver average daily production volumes of between 74,500 and 76,500 boe per day, approximately a two percent increase from estimated average 2011 full-year production of 74,000 boe per day. Exit rate production for 2012 is also expected to grow by approximately two percent to 78,000 boe per day when compared to the estimated 2011 exit production rate of approximately 76,500 boe per day.

Overall, our production mix is projected to shift with oil and liquids moving from approximately 51 percent to 54 percent of overall production. Our 2012 production estimate makes no adjustment for additional acquisitions or dispositions that may occur during the year and includes no Lindbergh pilot production volumes.

Operating Costs

Net operating costs for 2012 are forecast to be $384 million and are expected to remain essentially flat compared to 2011 net operating expenses. However, on a per boe basis, net operating costs are expected to decline to $13.89 per boe versus 2011 expected costs of $14.14 per boe primarily due to increased production in 2012. Net operating costs include credits for third party processing fees that are netted against gross operating costs. Power costs currently comprise approximately 20 percent of our operating costs and have been budgeted at $70/MW in 2012.

General and Administrative

Total general and administrative (“G&A”) costs are expected to be $2.68 per boe for 2012. Included in our 2012 G&A forecast, are non-cash G&A costs of approximately $0.49 per boe.

2012 Full-Year Guidance Summary

Average daily production volume (boe per day)	74,500 - 76,500
Total Capital Expenditures ($ millions)	$625
Net Operating costs (per boe)	$13.89 (1)
General and Administrative costs (per boe)	$2.68 (1)
(1) Assumes mid-point of production guidance

Year-end Financial Release  and Investor Days

Pengrowth will issue its 2011 fourth quarter and full year financial and operating results after markets close on February 28, 2012.

Investor Day presentations discussing annual results and 2012 operating plans will be held on February 29, 2012 (Calgary) and March 1, 2012 (Toronto). An audio version of this presentation will be webcast with details to follow at a later date.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Bodo (EOR polymer) play in east-central Alberta and the Groundbirch (Montney gas) play in north-eastern British Columbia. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute, and should not be confused with, reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2011 and 2012 capital expenditures, recycle ratios, the allocation of capital expenditures, production, production volumes, initial production rates, operating costs and G&A per boe, Pengrowth's production profile, liquids to gas ratio, operating costs, G&A expenses, base decline rates, reserve life index, reserves and the replacement thereof. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2011.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.